Stanley Kim Work History

Co-founder nGoggle
September 2015 - Present
NGoggle's goal is to promote neurodiagnostics and treatment with non-invasive BCI. They envision wearable BCI systems to monitor and expedite the diagnosis and treatment of neurodegenerative diseases.

Cofounder WinSanTor
December 2011 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.